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                         GARDEN STATE NEWSPAPERS, INC.
                                Loop Central One
                       4888 Loop Central Drive, suite 525
                               Houston, TX  77081


                                 March 16, 1994



Mr. J. Stewart Bryan, III
Chairman of the Board of
   Directors and President
Media General, Inc.
333 East Grace Street
Richmond, VA  23219

Dear Stewart:

The purpose of this Letter Agreement is to set forth the terms and conditions pursuant to which Affiliated Newspapers Investment Company ("ANI") and Garden State Newspapers, Inc. ("GSN") will acquire all, but not less than all, of the common and preferred stock of GSN held by Media General, Inc. ("Media General").

       ANI and GSN propose to effect the purchase on the following terms:

1. ANI and GSN have retained BT Securities Corporation ("BT") and will use their best efforts to assist BT in completing an underwritten public offering of senior debt securities to be issued by a newly formed holding company of ANI (the "ANI Securities") in an amount sufficient to allow ANI to simultaneously purchase (a) all, but not less than all, of the Class A Common Stock and Series A and Series C Preferred Stock of GSN held by Media General for $62,695,000 (the "Purchase Price") and (b) the warrant which Media General holds for the purchase of ANI's Class A Common Stock for $50,000 (the "Stock and Warrant Purchases"). Simultaneously therewith, GSN is issuing senior debt securities (the "GSN Securities") pursuant to an underwritten public offering. If the closing of the Stock and Warrant Purchases occurs after April 15, 1994, the Purchase Price shall be increased by $10,000 for each day from such date through and including the day of the closing. The payments for such purchases will be by wire transfer of same day funds to a bank account designated by Media General. ANI and GSN will be responsible for and pay all expenses related to the transactions described herein including, without limitation, BT's fees and any underwriting discounts or commissions, any Hart-Scott-Rodino Antitrust Improvements Act of 1976 filing fees that may be required due to the Stock and Warrant Purchases and ANI's and GSN's legal and accounting fees. Media General will be responsible for and pay any expenses it incurs for legal, accounting and financial services provided solely for its benefit in considering and consummating the transactions described herein.

2. Simultaneously with the Stock and Warrant Purchases, Media General will contribute $4,000,000 in cash to the common equity of Denver Newspapers, Inc. ("Denver").

3. Media General's obligations under paragraphs 1 and 2 of this Agreement shall be subject to the satisfaction or waiver by it of the following conditions:

     (a) The Singleton/Scudder shareholders of Denver (the "Singleton/Scudder Shareholders") shall have contributed all of the outstanding shares of Class B
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Common Stock of Denver (representing 60% of the equity interest in Denver on a fully diluted basis after giving effect to the transactions described in subparagraph (c) below) to ANI.

     (b) ANI shall have contributed $6,000,000 in cash to the common equity of Denver.

     (c) Denver shall have repurchased and canceled all of the 8% Cumulative Preferred Stock of Denver issued to The Times Mirror Company ("Times Mirror") for no more than $3,835,500, plus accumulated and unpaid dividends not exceeding $400,000, and purchased all of the Denver Media Holdings, Inc. ("DMHI") warrants issued to Times Mirror for no more than $7,400,000.

     (d) DMHI shall have been merged with and into Denver or DMHI's subsidiary, The Denver Post Corporation ("DPC"), and, in connection therewith, (i) all of the outstanding stock and warrants of DMHI shall have been canceled, (ii) the Denver Post Stockholders' Agreement, dated as of December 10, 1992, among DMHI, Times Mirror and the Singleton/Scudder Shareholders shall have been terminated and (iii) the Note Repurchase and Master Agreement dated as of November 10, 1992 by and among DPC, DMHI, Denver, Times Mirror and the other parties thereto (the "Times Mirror Agreement") shall have been terminated.

     (e) either (i) the Series B Preferred Stock of GSN (the "GSN Preferred"), now held by Media General, shall have been or shall be simultaneously with the Stock and Warrant Purchases exchanged for the 9% Cumulative Preferred Stock of Denver (the "Denver Preferred"), including the right to all accumulated and unpaid dividends, now held by GSN (the "Exchange") or (ii) Media General shall have received such other inducements that, in its sole discretion, would provide to Media General no less favorable economic benefits and legal protections than it would have received from the Exchange.

     (f) Denver shall not have declared or paid any dividends on the Denver Preferred.

     (g) All other arrangements between Denver and GSN or Media News Group, Inc. and the affiliates of either (excluding Media General), including, without limitation, (i) the Intercreditor Agreement (as defined in the Credit Agreement dated as of January 12, 1990 and as amended and restated as of December 10, 1992 (the "NJN Credit Agreement") among North Jersey Newspapers Company, NJN Holding L.P., ANI (the "NJN Credit Parties"), the banks parties thereto (the "NJN Banks"), and Bankers Trust Company, as agent), and (ii) the Support Documents (as defined in the Intercreditor Agreement), shall have been terminated (and all intercompany accounts and indebtedness shall have been settled, all DPC Collateral (as defined in the Intercreditor Agreement) shall have been released from the lien of the DPC Security Documents (as defined in the Intercreditor Agreement) and DPC and DMHI shall have been released from all obligations under their respective Guarantees); provided, however, the Management Agreement between Denver and Media News Group, Inc., may continue in effect.

     (h) ANI shall have agreed to be bound by the terms and conditions of the Amended and Restated Stock and Warrant Purchase and Stockholders' Agreement dated December 10, 1992 among Media General, GSN, Denver and the Singleton/Scudder Shareholders (the "Denver Shareholders' Agreement") to the same extent as the Singleton/Scudder Shareholders and shall have further agreed that, in connection with the Exchange, Media General shall succeed to all of the rights of GSN under the Denver Shareholders' Agreement in respect of its ownership of the Denver Preferred.


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     (i)  The Singleton/Scudder interests shall have waived their right to the
$4,500,000 payment required under Section 10 of the Second Amended and Restated Stock Purchase and Shareholders' Agreement of GSN, dated March 31, 1990 (the "GSN Shareholders' Agreement").

     (j) The Amended and Restated Certificate of Incorporation of Denver shall have been further amended and restated to (i) remove the authorization of and all references to the 8% Cumulative Preferred Stock and (ii) amend the provisions regarding redemption of the Denver Preferred to read as set forth in Annex A hereto.

     (k) Denver shall have entered into a registration rights agreement with Media General granting Media General customary piggy-back and three demand registration rights in respect of its interest in Denver and the Denver Stockholders' Agreement shall have been amended on terms satisfactory to Media General to permit it to effect the public distribution of its interest in Denver without regard to the existing transfer restrictions and tag-along rights set forth in such Agreement but subject to rights of first refusal on the part of ANI and Denver; provided such rights are no more restrictive then the rights granted to Denver and NJN under Article XI of the Times Mirror Agreement.

     (l) Denver shall have agreed that no new DPC or Denver credit facility shall have any (a) cross-default or cross-acceleration provisions that would be triggered by a default on or acceleration of any Debt of ANI or any subsidiary of ANI (other than Denver and its subsidiaries) or (b) event of default or change of control provision that would require or permit the acceleration of DPC's or Denver's obligations thereunder as a result of a change of control of ANI;

     (m) ANI shall have agreed with Denver and Media General that, without Media General's consent, ANI and its Subsidiaries (other than Denver and its Subsidiaries) may not, directly or indirectly, issue or suffer to exist any Debt in respect of Capitalized Lease Obligations exceeding in the aggregate $10.0 million at any one time outstanding (capitalized terms in this paragraph (m) having the meanings set forth in the ANI registration statement in respect of the ANI Securities, as filed with the Securities and Exchange Commission on February 10, 1994 (the "ANI Registration Statement"));

     (n) Simultaneously with consummation of the Stock and Warrant Purchases, the Series A and Series C preferred Stock of GSN shall be contributed by ANI to GSN and canceled.

     (o) Satisfactory clearance shall have been received, if necessary, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 regarding the transactions.

     (p) Each of the agreements and instruments effecting the foregoing conditions shall be in form and substance satisfactory to Media General and Media General shall have received such opinions from counsel to Denver, ANI, GSN, the Singleton/Scudder Shareholders and the NJN Credit Parties in respect to the Denver Preferred and such agreements and instruments and the transactions contemplated hereby as it may reasonably request.

4. Prior to the consummation of the Stock and Warrant Purchases and the Exchange, nothing in this Agreement shall diminish the rights of the parties under the GSN Shareholders' Agreement. Upon consummation of the Stock and Warrant Purchase and the Exchange, the provisions of the GSN Shareholders' Agreement shall terminate.

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5.   Media General shall have the right to disapprove the offering materials and/or registration statements for the ANI Securities and the GSN Securities, including the prospectuses forming a part thereof for lack of factual accuracy including any material misstatement or omission to state a material fact before any refiling or distribution thereof. In addition, any change to the terms of the ANI Securities set forth in the ANI Registration Statement shall be subject to approval by Media General. Notwithstanding any review or right to disapprove the offering materials, registration statement and/or prospectus by Media General, ANI and GSN shall indemnify and hold Media General and its officers, directors and employees and controlling persons harmless from and against any and all loss, damage, cost or expense (including reasonable attorneys fees) as incurred, arising out of or related to the offerings of the ANI Securities and the GSN Securities.

6. ANI shall have (i) until April 22, 1994 to enter into a firm commitment underwriting agreement and price an offering of not less than $85,000,000 of ANI Securities and (ii) until April 29, 1994 to close the transactions contemplated by paragraphs 1 and 2. If (a) the offering has not been priced on or before April 22, 1994 or (b) the closing of the transactions contemplated by paragraphs 1 and 2 have not occurred on or before April 29, 1994 (unless the parties have mutually agreed in writing to extend such deadlines), in each case, as of such respective deadline, this agreement, as amended, shall terminate, with all expenses related to the transactions described herein to be paid by ANI, GSN and Media General as set forth in this agreement, and all provisions of the GSN Shareholders' Agreement shall remain in full force and effect.

7. Subject to the satisfaction or waiver by it of the conditions set forth in paragraph 3 of this Agreement and the consummation of the Stock and Warrant Purchases and the Exchange, Media General agrees that, following the redemption in full of the Denver Preferred, Media General will not unreasonably withhold its consent to the declaration of dividends on the Common Stock of Denver.

This Agreement and the other writings referred to therein or delivered pursuant thereto contain the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings with respect thereto, including, without limitation, the November 16, 1993 Letter Agreement by and between ANI, Garden State and Media General, as amended on December 24, 1993 and February 9, 1994.

If the foregoing meets with your approval, please indicate your acceptance by signing and returning this Letter Agreement to me by March 17, 1994. If we do not receive your response by 5:00 p.m. on such date, the offer expressed in this Letter Agreement will no longer be outstanding.
















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Very truly yours,

AFFILIATED NEWSPAPERS INVESTMENT COMPANY



By:  W. Dean Singleton
     William Dean Singleton
     Vice Chairman and President

GARDEN STATE NEWSPAPERS, INC.



By:  W. Dean Singleton
     William Dean Singleton
     Vice Chairman and President

AGREED AND ACCEPTED:

MEDIA GENERAL, INC.



By:  J. Stewart Bryan
     J. Stewart Bryan III
     Chairman and President































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                                    ANNEX A

     Redemption.    On the 9% Cumulative Preferred Stock Redemption Date (as
hereinafter defined) the entire amount of the 9% Cumulative Preferred Stock issued and outstanding shall be purchased and redeemed, to the extent the Corporation may legally do so, and the holders of the shares so purchased or redeemed shall be paid an amount (the "Redemption Amount") in cash equal to (a) $25,000 per share, the Stated Value thereof (the "Capital Portion of the Redemption Amount"), plus (b) the unpaid cumulative preferred dividends thereon accrued from the date of issuance of each share of the 9% Cumulative Preferred Stock to the Redemption Date whether or not earned or declared (the "Dividend Portion of the Redemption Amount"). All payments made with respect to the 9% Cumulative Preferred Stock shall be credited, first, to accrued and unpaid dividends and, second, to the Capital Portion of the Redemption Amount. The 9% Cumulative Preferred Stock Redemption Date shall be the earliest of: (a) June 30, 1999, (b) the date on which such redemption shall be permissible under the Denver Post Credit Agreement, (c) the date on which the Corporation ceases to own directly at least 51% of all the outstanding capital stock of Denver Post and (d) the date on which the Corporation, directly or indirectly, causes or permits the Denver Post to dispose of (by sale, merger, or any other transaction) or to cease to own, voluntarily or involuntarily, all or substantially all of the assets of the Denver Post. As used herein, "Denver Post Credit Agreement" means the Credit Agreement dated as of December 10, 1992 among Bankers Trust Company, Denver Post, Denver Media Holdings Inc., the Corporation and the other banks parties thereto and all Loan Documents (as defined therein) as each such agreement may be amended, or supplemented or otherwise modified or waived from time to time, plus any agreement, instrument or indenture which refinances or refunds in whole or in part any of the obligations under any such agreement (including successive refinancings).